SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 1)

WeWork Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

96209A104

(CUSIP Number)

An-Yen Hu

c/o Benchmark Capital

2965 Woodside Road

Woodside, California 94062

(650) 854-8180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 96209A104	13 D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Capital Partners VII (AIV), L.P. (“BCP AIV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

15,474,934 shares of Class A Common Stock of Issuer (“Common Stock”), except that Benchmark Capital Management Co. VII, L.L.C. (“BCMC VII”), the general partner of BCP AIV, may be deemed to have sole power to vote these shares, and Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), and Mitchell H. Lasky (“Lasky”), the managing members of BCMC VII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

15,474,934 shares of Common Stock, except that BCMC VII, the general partner of BCP AIV, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, and Lasky, the managing members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,474,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 96209A104	13 D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Founders’ Fund VII, L.P. (“BFF VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,718,657 shares of Common Stock, except that BCMC VII, the general partner of BFF VII, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, and Lasky, the managing members of BCMC VII, may be deemed to have shared power to vote of these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

1,718,657 shares of Common Stock, except that BCMC VII, the general partner of BFF VII, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, and Lasky, the managing members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,718,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 96209A104	13 D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Founders’ Fund VII-B, L.P. (“BFF VII-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,277,719 shares of Common Stock, except that BCMC VII, the general partner of BFF VII-B, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, and Lasky, the managing members of BCMC VII, may be deemed to have shared power to vote of these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

2,277,719 shares of Common Stock, except that BCMC VII, the general partner of BFF VII-B, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, and Lasky, the managing members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,277,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 96209A104	13 D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Capital Management Co. VII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII, the general partner of BCP AIV, BFF VII and BFF VII-B, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, and Lasky, the managing members of BCMC VII, may be deemed to have shared power to vote of these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII, the general partner of BCP AIV, BFF VII and BFF VII-B, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, and Lasky, the managing members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,471,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 96209A104	13 D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Matthew R. Cohler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Cohler, a managing member of BCMC VII, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Cohler, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,471,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 96209A104	13 D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce W. Dunlevie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,015,052 shares of Common Stock.
	8

SHARED VOTING POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Dunlevie, a managing member BCMC VII, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 1,015,052 shares of Common Stock.
	10

SHARED DISPOSITIVE POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Dunlevie, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,486,362
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 96209A104	13 D	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter H. Fenton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Fenton, a managing member of BCMC VII, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Fenton, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,471,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 96209A104	13 D	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) J. William Gurley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Gurley, a managing member of BCMC VII, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Gurley, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,471,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 96209A104	13 D	Page 10 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kevin R. Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Harvey, a managing member of BCMC VII, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Harvey, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,471,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 96209A104	13 D	Page 11 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mitchell H. Lasky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Lasky, a managing member of BCMC VII, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

19,471,310 shares of Common Stock, of which 15,474,934 are directly owned by BCP AIV, 1,718,657 are directly owned by BFF VII and 2,277,719 are directly owned by BFF VII-B. BCMC VII is the general partner of BCP AIV, BFF VII and BFF VII-B. Lasky, a managing member of BCMC VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,471,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 96209A104	13 D	Page 12 of 14 Pages

Statement on Schedule 13D

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D originally filed by the Reporting Persons on November 1, 2021 (the “Schedule 13D”) relates to the beneficial ownership of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Wework Inc., a Delaware corporation (the “Issuer” or the “Company”). This Schedule 13D is being filed by Benchmark Capital Partners VII (AIV), L.P. (“BCP AIV”), Benchmark Founders’ Fund VII, L.P. (“BFF VII”), Benchmark Founders’ Fund VII-B, L.P. (“BFF VII-B”), Benchmark Capital Management Co. VII, L.L.C. (“BCMC VII”), Matthew R. Cohler, Bruce W. Dunlevie, Peter H. Fenton, J. William Gurley, Kevin R. Harvey, and Mitchell H. Lasky.

ITEM 1.	Security and Issuer. Item 1 of the Schedule 13D is hereby supplemented as follows: The Issuer’s principal executive offices are located at 75 Rockefeller Plaza, New York, NY 10019.

ITEM 2.

Identity and Background.

Item 2(a)-(f) of the Schedule 13D is hereby supplemented as follows:

Effective January 1, 2022, Steven M. Spurlock retired from Benchmark and as a managing member of BCMC VII, and therefore is no longer included as a Reporting Person on this Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

Stockholder Support Agreement

On March 17, 2023, the Company announced various transactions intended to strengthen its capital structure by restructuring its outstanding debt and raising additional capital (collectively, the “Transactions”). The Company intends to hold a special meeting of its stockholders in order to approve certain of the Transactions, including, among other things, the issuance of the Company’s Class A Common Stock in connection with the Transactions, for purposes of the rules of the New York Stock Exchange (the “Transaction Stockholder Approvals”) as well as to approve an amendment to the Company’s Second Amended and Restated Certificate of Incorporation to increase the total number of shares of Class A Common Stock that the Company will have authority to issue (together with the Transaction Stockholder Approvals, the “Stockholder Proposals”).

On the same date, the Company and certain stockholders of the Company entered into support agreements (collectively, the “Stockholder Support Agreements”), including BCP AIV, for itself and as nominee for BFF VII and BFF VII-B, pursuant to which each such stockholder has agreed, among other things, to vote all of its shares of Class A Common Stock in favor of the Stockholder Proposals.

Each Stockholder Support Agreement contains certain customary representations, warranties and other agreements by the parties thereto. Each Stockholder Support Agreement can be terminated by the mutual written agreement of the parties thereto and will also terminate automatically upon the termination or expiration of the Transaction Support Agreement (as further described therein).

CUSIP NO. 96209A104	13 D	Page 13 of 14 Pages

The foregoing description of the Stockholder Support Agreements is not complete and is qualified in its entirety by reference to the Stockholder Support Agreement, a form of which is attached as Exhibit F hereto.

ITEM 5.

Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)   See Rows 11 and 13 for each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 708,162,749 shares of Class A Common Stock outstanding as of December 31, 2022, as reported in Exhibit 99.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on February 16, 2023.

BCP AIV, for itself and as nominee for BFF VII and BFF VII-B, are a party to that certain Stockholders Agreement (the “Stockholders Agreement”) dated as of October 20, 2021, among the Issuer, BCP AIV, the BowX Investor (as defined therein), the SB Investor (as defined therein) and the VF Investor (as defined therein, and together with the BowX Investor and the SB Investor, the “Other Parties”). By virtue of BCP AIV being a party to the Stockholders Agreement, each of the Reporting Persons on this Schedule 13D may be deemed to be members of a “group”, as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended, with the Other Parties. The parties to the Stockholders Agreement hold, in the aggregate, more than 10% of the Class A Common Stock of the Issuer. The share ownership reported for the Reporting Persons does not include any securities of the Issuer owned by the Other Parties, and each of the Reporting Persons disclaim beneficial ownership of the securities beneficially owned by the Other Parties.

(b)   See Rows 7, 8, 9, and 10 for each Reporting Person.

(c)   None of the Reporting Persons have engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing this Amendment.

ITEM 7.

Materials to be Filed as Exhibits.

Exhibit F: Form of Stockholder Support Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 17, 2023).

CUSIP NO. 96209A104	13 D	Page 14 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2023

BENCHMARK CAPITAL PARTNERS VII (AIV), L.P., a Delaware Limited Partnership
BENCHMARK FOUNDERS’ FUND VII, L.P., a Delaware Limited Partnership
BENCHMARK FOUNDERS’ FUND VII-B, L.P., a Delaware Limited Partnership
BENCHMARK CAPITAL MANAGEMENT CO. VII, L.L.C., a Delaware Limited Liability Company

By:	/s/ An-Yen Hu
An-Yen Hu
By power of attorney

MATTHEW R. COHLER
BRUCE W. DUNLEVIE
PETER H. FENTON
J. WILLIAM GURLEY
KEVIN R. HARVEY
MITCHELL H. LASKY

By:	/s/ An-Yen Hu
An-Yen Hu
Attorney-in-Fact

*	Signed pursuant to a Power of Attorney already on file with the appropriate agencies.